[redacted]

SECU 09056897 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-16463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/2/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Sixth Avenue West
(No. and Street)

E. Northport, NY 11731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz (631) 261-7495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald A. Greene
(Name – *if individual, state last, first, middle name*)

20 Crossways Park North, Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Kotz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services, Corp., as of 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Reg. Principal

Title

Notary Public

RENU BINDRA
Notary Public, State of New York
No. 01BI6119090 - Suffolk County
Commission Expires Nov. 22, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: **Investors Planning Service, Corp,**

Address: 641 6th Ave. West
East Northport, NY 11731

Telephone: 631-261-7495

SEC Registration Number: 8-16463

FINRA Registration Number: 5798

(ii) Accounting Firm

Name: **Ronald A. Greene, CPA**

Address: 20 Crossways Park North- Suite 412
Woodbury, NY 11797

Telephone: 516-364-8282

Accountant's State Registration Number: 20335

(iii) Audit date covered by the Agreement: 12 | 31 | 2008
(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

SEC Mail Processing Section
2009
Washington, DC
105

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: Arnold Katz

Name: Arnold Katz

(By Firm's FINOP or President)

Title: FINOP Date: 3/20/09

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797

TEL. (516) 364-8282
FAX (516) 364-3717

FEBRUARY 4, 2009

INVESTORS PLANNING SERVICES CORP.
641 6TH AVENUE W
E. NORTHPORT, NY11731

DEAR MR. KATZ:

PURSUANT TO THE PROVISIONS OF SECTION 9 OF THE SECURITIES INVESTORS ACT OF 1970, AS AMENDED, INVESTORS PLANNING SERVICES CORP. HAS AS ITS COLLECTION AGENT, THE NATIONAL ASSOCIATION OF SECURITY DEALERS, INC.

INVESTORS PLANNING SERVICES CORP. IS NOT REQUIRED TO MAINTAIN A "SPECIAL RESERVE BANK ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS" AND IS EXEMPT FROM RULE 15-C 3-3 AS THE BROKER-DEALER DOES NOT HOLD ANY CASH OR SECURITIES FOR THE CUSTOMER.

RESPECTFULLY SUBMITTED,

Ronald A. Greene CPA

RONALD A. GREENE CPA

SEC Mail Processing Section
MAR 25 2009
Washington, DC
105

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

FEBRUARY 4, 2009

INVESTORS PLANNING SERVICES CORP.
641 6TH AVENUE W
E. NORTHPORT, NY11731

DEAR MR. KATZ:

DURING THE COURSE OF MY EXAMINATION OF INVESTORS PLANNING SERVICES CORP., NO MATERIAL INADEQUINCES WERE FOUND TO EXIST. THERE WAS NO MATERIAL DIFFERENCE BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE UNAUDITED PART 11A REPORT ISSUED TO YOU.

RESPECTFULLY SUBMITTED,

Ronald A. Greene CPA

RONALD A. GREENE CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797

TEL. (516) 364-8282
FAX (516) 364-3717

FEBRUARY 4, 2009

INVESTORS PLANNINGS SERVICES CORP.
641 6TH AVENUE
E. NORTHPORT, NY 11731

DEAR MR. KATZ:

IN ACCORDANCE WITH MY ENGAGEMENT, I HAVE EXAMINED THE BALANCE SHEET OF INVESTORS PLANNING SERVICES CORP. AS OF DECEMBER 31, 2008 AND THE RELATED INCOME STATEMENT, STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY, STATEMENT OF CASH FLOW, AND STATEMENT OF NET CAPITAL COMPUTATION .FOR THE YEAR THEN ENDED. MY EXAMINATION WAS MADE IN ACCORDANCE WITH WITH GENERALLY ACCEPTED AUDITING STANDARDS AND, ACCORDINGLY, INCLUDED A REVIEW OF THE ACCOUNTING SYSTEM, THE INTERNAL ACCOUNTING CONTROL AND PROCEDURES FOR SAFEGUARDING SECURITIES INCLUDING APPROPRIATED TESTS OF THEREOF FOR THE PERIOD SINCE THE PRIOR EXAMINATION DATE.

IN MY OPINION, THE SCOPE OF THE AUDIT AND REVIEW OF THE ACCOUNTING SYSTEM, THE INTERNAL CONTROL AND PROCEDURES FOR SAFEGUARDING SECURITIES WAS SUFFICIENT TO PROVIDE REASONABLE ASSURANCE THAT THERE ARE NOT ANY MATERIAL INADEQUACIES TO BE DISCLOSED AT THE DATE OF THE EXAMINATION IN (a) THE ACCOUNTING SYSTEM (b) THE INTERNAL ACCOUNTING CONTROLS, (c) PROCEDURES FOR SAFEQUARDING SECURITIES. IN ADDITION THE AUDIT REVIEWED THE PRACTICES AND PROCEDURES FOLLOWED BY THE CORPORATION.

IN MY OPINION, THE FINANCIAL STATEMENTS PRESENT FAIRLY THE FINANCIAL POSITION OF INVESTORS PLANNING SERVICES CORP. AS OF DECEMBER 31, 2008 AND THE RESULTS OF ITS OPERATIONS FOR THE YEAR THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONSISTENTLY APPLIED.

RESPECTFULLY SUBMITTED
Ronald A. Greene CPA
RONALD A. GREENE CPA

INVESTORS PLANNING SERVICES CORP
Statement of Assets, Liabilities and Equity
As of December 31, 2008

Assets

Current Assets:		
Cash in Bank	$ 10,083	
Oppenheimer Funds	29,581	
Commissions Receivable	4,586	
Total Current Assets		$ 44,250
Fixed Assets:		
Other Assets:		
Total Assets		$ 44,250

INVESTORS PLANNING SERVICES CORP
Statement of Assets, Liabilities and Equity
As of December 31, 2008

Liabilities and Equity

Current Liabilities:		
Commissions Payable	$ 2,442	
Accounts Payable - Trade	80	
Accrued Taxes	668	
Total Current Liabilities		$ 3,190
Total Liabilities		3,190
Equity:		
Capital Stock	$ 10,000	
Accumulated Adjustment Acct.	(6,756)	
Paid in Surplus	2,905	
Permanent Capital Infusion	2,500	
Retained Earnings (Deficit)	55,573	
Current Net Income (Loss)	(23,162)	
Total Equity		$ 41,060
Total Liabilities and Equity		$ 44,250

INVESTORS PLANNING SERVICES CORP
Statement of Revenue and Expense

	12 Months Ended Dec. 31, 2008	Pct
Income		
Commission Income	68,554	127.68
Gain (Loss) on Funds	(16,497)	(30.73)
Dividend Income	1,634	3.04
Total Income	53,691	100.00
Operating Exp (See Sch)	76,853	143.14
Net Income (Loss)	$ (23,162)	(43.14)

INVESTORS PLANNING SERVICES CORP
Statement of Revenue and Expense

	12 Months Ended Dec. 31, 2008	Pct
Operating Expenses		
Salaries - Officer	$ 22,000	40.98
Books, dues & subscriptions	450	0.84
FINRA Dues	330	0.61
Payroll Taxes	3,524	6.56
Accounting	1,600	2.98
Licenses & Fees	1,019	1.90
Postage	262	0.49
Florida Fees	159	0.30
Continuing Education Courses	100	0.19
Office Expenses	13	0.02
Computer Software Expense	529	0.99
Telephone	392	0.73
Miscellaneous	27	0.05
Commissions	38,115	70.99
Rent	5,500	10.24
Auto Expense	733	1.37
SEP/IRA	2,000	3.73
NYS Corporation Tax	100	0.19
Total Operating Expenses	$ 76,853	143.14

INVESTORS PLANNING SERVICES, CORP
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

RETAINED EARNINGS, JANUARY 1, 2008	$ 55,573
NET INCOME (LOSS) FOR THE YEAR	(23,162)
RETAINED EARNINGS, DECEMBER 31, 2008	$ 32,411
ACCUMULATED ADJUSTMENT ACCOUNT	
JANUARY 1, 2008	$ 0
CHARGES FOR YEAR	(6,756)
BALANCE DECEMBER 31, 2008	$ (6756)
CAPITAL STOCK	
BALANCE , JANUARY 1, 2008	$ 10,000
BALANCE, DECEMBER 31, 2008	$ 10,000
PAID IN SURPLUS	
BALANCE, JANUARY 1, 2008	$ 2,905
BALANCE, DECEMBER 31, 2008	$ 2,905
PERMANENT CAPITAL INFUSION	
BALANCE, JANUARY 1, 2008	$ 2,500
BALANCE, DECEMBER 31, 2008	$ 2,500

INVESTORS PLANNING SERVICES CORP
Statement of Cash Flows
For the Period Ended December 31, 2008
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net Loss		$ 23,162
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	0	
Gain on sale of fixed assets	0	
Loss on sale of fixed assets	0	
(Increase)/decrease in assets:		
Accounts receivable	7,394	
Inventory	0	
Other	0	
Increase/(decrease) in liabilities:		
Accounts payable and accrued expenses	(4,593)	
Prior period adjustments	(6,756)	
Total adjustments		(3,955)
Net cash provided by operating activities		(27,117)
Cash flows from investing activities:		
(Increase)/decrease in fixed assets:		
Land	0	
Building	0	
Building improvements	0	
Leasehold improvements	0	
Machinery & equipment	0	
Furniture & fixtures	0	
Vehicles	0	
Net cash used in investing activities		0
Cash flows from financing activities:		
Increase in short-term notes payable	0	
Proceeds from issuing common stock	0	
Net cash used in financing activities		0
Net decrease in cash and cash equivalents		(27,117)
Cash and cash equivalents at beginning of year		66,781
Cash and cash equivalents at end of period		$ 39,664

See Accountant's Compilation Report

INVESTORS PLANNING SERVICES CORP
STATEMENT OF NET CAPITAL COMPUTATION
FOR THE YEAR ENDED DECEMBER 31, 2008

CAPITAL – DECEMBER 31, 2008	$ 41,060
LESS: 9% OF SECURITIES	3,695
NET CAPITAL	$ 37,365
LESS: A1 STATUTORY REQUIREMENT	212
LESS: MINIMUM DOLLAR CAPITAL REQUIREMENT	5,000
NET CAPITAL REQUIREMENT GREATER AMOUNT	5,000
EXCESS NET CAPITAL	31,264
EXCESS NET CAPITAL AT 100%	36,624